For the semi-annual period ended (a) February 28, 2001
File number (c) 811-4023



	SUB-ITEM 77C
	Submission of Matters to a Vote of Security Holders


A Special Meeting of Stockholders was held on December 14, 2000. At such meeting the stockholders approved an Agreement and Plan of Reorganization whereby all of the assets of the Massachusetts Series, North Carolina Series and Ohio Series of Prudential Municipal Series Fund will be transferred to Prudential National Municipals Fund, Inc. in exchange for shares of National Municipals Fund and the assumption of the liabilities, if any, of the Massachusetts Series, North Carolina Series and Ohio Series.



a)	Approval of Funds Agreement and Plan of Reorganization

			Affirmative    Negative     	Shares
 			Votes Cast  	Votes Cast  	Abstained
Massachusetts	1,668,949		150,879		64,864
North Carolina	1,727,022		226,834		83,966
Ohio		2,720,158		289,330		161,184